Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

October 20, 2015

Via EDGAR and FedEx

Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	RMR Industrials, Inc.

Amendment No. 4 to Registration Statement on Form S-1

Filed on October 9, 2015

File No. 333-205416

Dear Mr. Spirgel:

On behalf of RMR Industrials, Inc., a Nevada corporation (the “Company”), we are responding to comments in the letter from the Staff of the Securities and Exchange Commission (“Staff”) dated October 15, 2015, relating to the Company’s Amendment No. 4 to the Registration Statement on Form S-1 filed on October 9, 2015. The responses below have been numbered to correspond with the comments in your October 15, 2015 letter. We are including a courtesy marked copy of the Company’s Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) with this letter.

General

1.           It appears that your offering now consists of shares and warrants individually rather than as units. However, if the common stock and warrants must be purchased together, they must be offered as units, and the units must be registered. This is true even if the underlying common stock and warrants immediately trade separately.

Revise the registration statement fee table and prospectus cover page to identify the units as securities in the offering, identifying the components of the units. The pricing table on the prospectus cover page should reflect the common stock and warrants priced as one security with a footnote indicating the assigned values to each of the securities. For guidance, please refer to our Compliance and Disclosure Interpretations, Securities Act Rules, Questions 240.05 and 240.06, available on our website at http://www.sec.gov/divisions/corpfin/cfguidance.shtml.

Company Response 1:

The Company respectfully inform the Staff that it has revised Amendment No. 5 accordingly to reflect the offering of units, consisting of shares and warrants.

Securities and Exchange Commission

Division of Corporation Finance

October 20, 2015

2.           We note that this offering is no longer being underwritten. Please revise to include a plan of distribution, including the exemption claimed by the officers who will participate in the offering. Clarify on the cover page and in the plan of distribution the circumstances under which you may engage broker-dealers. In addition, check the box on the registration statement cover page indicating that this offering is being conducted pursuant to Rule 415.

Company Response 2:

The Company respectfully inform the Staff that it has revised Amendment No. 5 accordingly.

Cautionary Statement Regarding Forward-Looking Statements, page 18

3.           Because your common stock is considered a penny stock, the safe harbor provided by the Private Securities Litigation Reform Act of 1995 is not available. Please remove the reference to the safe harbor.

Company Response 3:

The Company respectfully inform the Staff that it has revised Amendment No. 5 accordingly.

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated October 15, 2015. In the event the Staff has no further comments, we would appreciate written correspondence to that effect.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark Lee

Mark C Lee
Shareholder

Securities and Exchange Commission

Division of Corporation Finance

October 20, 2015

ACKNOWLEDGEMENT

In connection with RMR Industrials, Inc.’s (the “Company”) letter dated October 20, 2015, addressed to the Securities Exchange Commission (the “Commission”), we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RMR INDUSTRIALS, INC.

/s/ Gregory M. Dangler

Gregory M. Dangler
President, Chief Financial Officer and Secretary